June 14, 2011

Via EDGAR Submission and Overnight Delivery

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re:	BWAY Parent Company, Inc. (the “Company”)

Registration Statement on Form S-4

Filed: April 25, 2011

File No. 333-173712

Dear Ms. Long:

The Company has reviewed the Staff’s comments in your letter dated May 20, 2011 regarding BWAY Parent Company, Inc.’s Form S-4 filed with the U.S. Securities and Exchange Commission on April 25, 2011 (File No. 333-173712) (the “Registration Statement”) and has set forth below its responses to the comments.

General

1.	We note that you are registering the 10.125%/0/10.875% senior PIK toggle notes due 2015 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The referenced letter is attached hereto as Exhibit A.

Inside Front Cover Page

2.	Please revise the cover page to include the $91,918,367 senior PIK toggle notes. See Item 501(b)(2) of Regulation S-K.

Response:

The Company has revised the disclosure on the prospectus cover page in response to the Staff’s comment.

Pamela A. Long

Securities and Exchange Commission

June 14, 2011

3.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

The Company shall include the expiration date of the exchange offer in the following sections of the final prospectus filed pursuant to Rule 424 of the Securities Act: (i) first bullet point under the “Material Terms of the Exchange Offer” section on the cover of the prospectus; (ii) the “Expiration Date; Withdrawal of Tender” and “Expiration Date” sub-sections of the “Prospectus Summary—Summary of the Exchange Offer” section of the prospectus; and (iii) the “Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes” sub-section of the “Exchange Offer” section of the prospectus.

Market and Industry Data, page 5

4.	We note your statements relating to industry and market data used in the prospectus. For example, you state that neither you nor the initial purchasers have independently verified the third-party data and nor have you or the initial purchasers ascertained the underlying economic assumptions relied on therein. Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise accordingly.

Response:

The Company has removed the statement relating to the lack of representations as to the accuracy contained in third-party data on page 5 of the prospectus in response to the Staff’s comment.

Expiration Date Withdrawal of Tender, page 6

5.	We note that any Old Notes not accepted for exchange for any reason will be returned as promptly as possible after the expiration or termination of the Exchange Offer. Rule 14e1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer , as applicable. Please revise here and throughout the document as necessary. We note the disclosure on page 29.

Response:

The Company has revised the disclosure in the “Expiration Date; Withdrawal of Tender” sub-section of the “Prospectus Summary—Summary of the Exchange Offer” section on page 7 of the prospectus relating to the return of Old Notes not accepted for exchange in response to the Staff’s comment.

Pamela A. Long

Securities and Exchange Commission

June 14, 2011

Summary Historical Condensed Consolidated Financial Data, page 13 Selected Historical Consolidated Financial Information, page 47

6.	We note that you exclude depreciation and amortization expense from your presentation of cost of products sold. Given this, please remove the gross profit line item. Refer to SAB Topic 11B and Item 10(e)(1)(ii)(C).

Response:

The Company has removed the gross profit line item from the “Selected Historical Consolidated Financial Information” and “Prospectus Summary—Summary Historical Condensed Consolidated Financial Data” sections of the prospectus in response to the Staff’s comment.

Disclosure Regarding Forward-Looking Statements, page 26

7.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:

The Company has deleted the “within the meaning of the Private Securities Litigation Reform Act of 1995” reference on page 26 of the prospectus in response to the Staff’s comment.

Terms of the Exchange Offer: Period for Tendering Outstanding Old Notes, page 29

8.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:

The Company has added the requested language to the “Exchange Offer—Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes” section on page 30 of the prospectus in response to the Staff’s comment.

9.	You reserve the right “to delay accepting any Old Notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Pamela A. Long

Securities and Exchange Commission

June 14, 2011

Response:

The Company has revised the disclosure in the “Exchange Offer—Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes” section on page 30 of the prospectus in response to the Staff’s comment.

Conditions to the Exchange Offer, page 33

10.	An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid references such as “proposed” or “threatened” actions, or prospective changes which have “been threatened in [your] business “as it is unclear how they could be objectively determined.

Response:

The Company has revised the disclosure in the “Exchange Offer—Conditions to the Exchange Offer” section on pages 33 and 34 of the prospectus in response to the Staff’s comment.

Management’s Discussion and Analysis, page 51—Results of Operations, page 57

11.	To the extent that you use the terms gross profit or gross margin and gross profit % or gross margin % in MD&A, which exclude depreciation and amortization expense, because these measures are used by management in evaluating segment and overall performance, please revise your presentation to change the titles of these non-GAAP measures as its inclusion may be confusing or misleading to investors. Refer to Item I 0(e)(1)(ii)(C).

Response:

Throughout the Management’s Discussion and Analysis section of the prospectus, the Company has clarified the description of its segment gross profit to indicate that such measure, regularly reviewed by management in managing the business, excludes depreciation and amortization.

12.	It appears that certain narrative provided in your results of operations does not correspond with the tables appearing in the same section. In this regard, please advise or consider revising your document to:

•	Move the narrative you provided on page 64, titled “Fiscal year 2010, fiscal year 2009 and fiscal year 2008” with the table on page 58, under the title “Combined Fiscal 2010 and Fiscal 2009 and 2008;

Response:

The Company has moved the “Combined Fiscal 2010 and Fiscal 2009 and 2008” paragraph so that it appears after the “Six Months Ended March 31, 2011 and the Six Months Ended March 31, 2010” on page 61 of the prospectus in response to the Staff’s comment.

Pamela A. Long

Securities and Exchange Commission

June 14, 2011

•

Move the narrative on page 60 under the titles “Net Sales” and “Cost of Products Sold and Gross Margin” to the section titled “Period from June 16, 2010 to September 30, 2010” since the disclosures discuss the periods from June 16, 2010 to September 30, 2010 and do not appear to correspond to net sales by segment tables for the first quarter 2011 and first quarter 2010.

Response:

The “Net Sales” and “Cost of Products Sold (Excluding Depreciation and Amortization)” sections on page 59 of the prospectus do not include a discussion of results for the period from June 16, 2010 to September 30, 2010.

Liquidity and Capital Resources, page 70 Old Notes, page 71

13.	Please expand your disclosure to discuss the restrictions on your subsidiaries’ ability to pay dividends and loan monies to you for the purpose of servicing your debt, and how you intend to meet your interest obligations given such restrictions.

Response:

The Company has added the following disclosure to the “Liquidity and Capital Resources” section on page 70 of the prospectus in response to the Staff’s comment:

“The indenture governing the 2018 Notes (as defined below) and the credit agreement governing our Senior Secured Credit Facilities limits the ability of Parent’s subsidiaries (including BWAY) to pay dividends, redeem stock or make other distributions, including distributions to Parent to make payments on the Old Notes, or to engage in certain transactions with affiliates (including Parent) and to make other restricted payments or investments. In the event Parent does not have sufficient cash on hand to make payments on the Old Notes (including with respect to interest payments) as a result of the failure or inability of Parent’s subsidiaries to dividend, distribute or otherwise loan money to Parent, Parent will need to issue PIK Notes in order to satisfy its obligations under the indenture governing the Old Notes.”

Senior Secured Credit Facilities, page 72

14.	We refer to your discussion of the maximum consolidated total net leverage ratio on page 73. The table you provide which sets forth leverage ratio does not appear to correspond to the information you provided in Note 8 on page F-12 and Note 10 on page F-48. Please advise or revise accordingly.

Response:

In February 2011, BWAY Holding Company amended its senior secured credit facilities. The amendment included a revision to the required maximum consolidated total net leverage ratio. The referenced discussion reflected the impact of the amendment whereas the footnotes, relating to periods prior to the amendment, reflected the required ratio prior to the amendment. In the unaudited interim financial statements as of and for the periods ended March 31, 2011, the information in Note 8 corresponds to the information on page 72 of the prospectus. The financial statements as of and for the periods ended September 30, 2010 have not been revised and therefore Note 10 beginning on page F-47 of the prospectus continues to reflect the ratios then applicable.

Pamela A. Long

Securities and Exchange Commission

June 14, 2011

15.	Please expand your disclosure to also discuss the minimum consolidated interest coverage ratio financial covenant.

Response:

In February 2011, BWAY Holding Company amended its senior secured credit facilities. The amendment eliminated the minimum consolidated interest coverage ratio financial covenant. The Company amended its disclosure on page 71 of the prospectus to make reference to the February 2011 amendment and the related elimination of certain restrictive covenants in response to the Staff’s comment.

16.	We note the significant financial covenants related to your senior secured credit facilities. To the extent that it is reasonably likely that you will not meet any significant debt covenant, please revise your registration statement to also present, the actual ratios for the consolidated interest coverage ratio and the consolidated total net leverage ratio in addition to the minimum/maximum ratios permitted at each reporting date. Such a presentation will allow investors to better understand your current status and ability to meet financial covenants. Refer to Section 501.13.c of the Financial Reporting Codification.

Response:

While the Company does not believe it reasonably likely that it will not meet any significant debt covenant, including any financial ratio covenant, the Company has revised its disclosure on page 72 of the prospectus to include the actual maximum consolidated total net leverage ratio for the period ended March 31, 2011 in response to the Staff’s comment. In February 2011, BWAY Holding Company amended its senior secured credit facilities. The amendment eliminated the minimum consolidated interest coverage ratio financial covenant.

Executive and Director Compensation, page 99 Base Salary, page 101

17.	We note disclosure that in fiscal 2010, base salary for each of your officers was increased 3%. However, we note disclosure in the summary compensation table that the salary of Mr. Clauer increased from $300,000 in 2009 to $407,000. Please revise to explain this increase in Mr. Clauer’s base salary.

Response:

The Company has revised its disclosure on page 100 of the prospectus to clarify the relationship between the 3% increase and the amounts disclosed in the summary compensation table in response to the Staff’s comment.

Short-Term Incentive, page 101

18.	Please revise to disclose your Adjusted EBITDA and ROIC goals and clearly explain how these metrics resulted in the short-term incentive payments to each of your named executive officers disclosed in the summary compensation table.

Pamela A. Long

Securities and Exchange Commission

June 14, 2011

Response:

The Company has revised the disclosure on page 101 of the prospectus to disclose its Adjusted EBITDA and ROIC goals and clarified its explanation of how the metrics resulted in the short-term incentive payments to each of its named executive officers, each in response to the Staff’s comment.

Where You Can Find More Information, page 183

19.	Please revise to provide information pursuant to Item 101(e)(2) of Regulation S-K.

Response:

The Company has revised the disclosure on page 182 of the prospectus in response to the Staff’s comment.

Financial Statements, page F-1

General

20.	Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response:

The Company has provided unaudited interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X in response to the Staff’s comment.

Unaudited Condensed Consolidated Financial Statements, page F-2

Note 13 — Commitments and Contingencies, page F-22 Environmental, page F-22

21.	You disclose that your environmental “accruals are estimates and future expenditures may exceed these amounts.” Please tell us and disclose whether it is reasonably possible that you could incur material losses in excess of amounts accrued. If so, please revise your registration statement to disclose the amount or range of reasonably possible losses in excess of amounts accrued.

Response:

The Company has added the following disclosure on page F-22 of the prospectus in response to the Staff’s comment:

“We believe that the resolution of environmental matters, individually or in the aggregate, materially in excess of amounts accrued, is not reasonably possible.”

Pamela A. Long

Securities and Exchange Commission

June 14, 2011

Audited Condensed Consolidated Financial Statements, page F-28 Note 12 — Share-Based Compensation, page F-54

22.	We note that you estimated the fair value of your common stock to be $10.00 per share at September 30, 2010 and subsequently, in January 2011, estimated the fair value to be $5.29 per share. Please tell us and disclose how you determined the fair value of your common stock, including whether you used valuation specialist in such determination, and the reason for the change in the fair value.

Response:

The Company disclosed on page F-21 of the prospectus that the change in the strike price for outstanding options was modified from $10.00 per share to $5.29 per share (in each case the per share strike price was presumed to be equal to the fair value of the Company’s common stock) to reflect the impact of the dividend paid in October 2010. The 47.1% decrease in the Company’s estimate of fair value from $10.00 to $5.29 is consistent with the change in equity associated with the $138.4 million dividend in October 2010, which was 47.1% of the $293.8 million investment made in the Company in June 2010. The Company did not use a valuation specialist in its determination.

Note 15 — Employee Benefit Obligations, page F-61

23.	Please revise your note to provide the target allocation percentages or range of percentages for each of the asset classes of your defined benefit plan assets. Refer to FASB ASC 715-20-50-1 for guidance.

Response:

The two defined benefit plans described on page F-60 of the prospectus have been frozen. The actual allocation of pension plan assets, as disclosed and described beginning on page F-63 of the prospectus, corresponds to the Company’s targeted allocation of pension plan assets and the Company therefore believes that it has materially complied with this disclosure requirement. The Company does not believe the addition of the requested information provides useful information to investors.

24.	We note your reference on page F-64 to a third party valuation firm who assisted you in determining the fair value of the deferred annuity contract pension plan assets. In this regard, if you choose to retain this reference, please revise your registration statement to identify the third party by name and file their consent with your Form S-4 as required by Rule 436(b) of Regulation C.

Response:

Rule 436(b) of the Securities Act requires that a third party expert be named and a consent be filed only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure. Furthermore, the Staff has taken the position that a registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert’s report or valuation or opinion in connection with the preparation of a registration statement.

Pamela A. Long

Securities and Exchange Commission

June 14, 2011

In the Company’s disclosure, the Company did not include or summarize data provided by a third party nor did it attribute any information or statement directly to a third party. The Company believes that the language used in the referenced paragraph on page F-63 of the prospectus, which discusses the Company’s determination of the fair value of the deferred annuity contract pension plan assets, makes it sufficiently clear that the information obtained from a third party was one of many factors used by management in its determination of fair value and that management has assumed responsibility for the fair value determination.

Note 19 — Business Segments, page F-72

25.	Please expand your disclosure to provide revenue by product as provided in FASB ASC 280-10-50-40.

Response:

The Company disclosed on page F-71 of the prospectus that it defines its business segments by product and, as such, a separate disclosure of revenue by product would be duplicative of the Company’s disclosure of revenue by business segment. The Company believes its discussion complies with FASB ASC 280-10-50-40. However, on page F-25 of the prospectus the Company has updated its disclosure in the interim financial statements to clarify that revenue by product and revenue by business segment are the same in response to the Staff’s comment.

Signatures, page S-1

26.	Please revise to include the signature of the controller or principal accounting officer. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See Instructions 1 and 2 of Form S-4. Item 21. Exhibits and Financial Statement Schedules, nave E-1.

Response:

The Company has revised the signature page in response to Staff’s comment.

27.	Please restate your credit agreement and amendment no.1 to the credit agreement, exhibits 10.29 and 10.30, in their entirety, including all schedules and exhibits. In this regard, we note that Item 601(b)(10) does not permit exclusion of exhibits or schedules.

Response:

Exhibit A to Amendment No. 1 to the Credit Agreement, filed as Exhibit 10.30 to BWAY Holding Company’s Registration Statement on Form S-4 filed on March 11, 2011 (File No. 333- 172764) and incorporated by reference as Exhibit 10.30 to the Registration Statement, contains a conformed copy of the Credit Agreement, as amended by Amendment No. 1 thereto.

Pamela A. Long

Securities and Exchange Commission

June 14, 2011

Furthermore, the Credit Agreement contains standard representations and warranties that called for disclosure schedules to the Credit Agreement, as well as standard forms contained in the exhibits to the Credit Agreement. We determined that these exhibits and disclosure schedules, which are typically required in a Credit Agreement for legal purposes, (1) do not contain information that a reasonable investor would consider important in making an investment decision with respect to the Company or information that is material to an understanding of the terms of the Credit Agreement; and/or (2) are not material because the exhibits and schedules contain information that is otherwise available in our other publicly filed documents.

Regulation S-K Item 601 provides support for the proposition that immaterial exhibits and schedules to a material agreement need not be filed along with the agreement itself. Specifically, Item 601(b)(2) lays out the requirements for filing merger agreements and other similar documents, stating that “schedules to [a merger or similar agreement] need not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” Although the Credit Agreement was filed pursuant to S-K Item 601(b)(10) instead of Item 601(b)(2), the principle established in Item 601(b)(2) is instructive.

Specifically, we note the following:

•	3.01(a) – Existing Letters of Credit: To the extent these are still in effect, they are described in the Registration Statement.

•	8.12 – Real Property: Lists mortgages, title reports, title insurance, and surveys that are no longer accurate.

•	8.14 – Subsidiaries: Lists the Company’s subsidiaries, which list is also available as Exhibit 21.1 to the Registration Statement.

•	8.21 – Existing Other Indebtedness: Describes agreements that are either no longer in effect or that are disclosed in our Registration Statement.

•	10.01(iii) – Existing Liens: Describes immaterial existing liens.

•	10.05(iii) – Existing Investments: Lists the Company’s investments in related parties, which are described in Note 16 of the Registration Statement.

•

10.06(x) – Affiliate Transactions: Lists the Company’s transactions with affiliates, which are described in Note 16 of the Registration Statement or in the “Certain Relationships and Related Party Transactions” section of the Registration Statement.

Pamela A. Long

Securities and Exchange Commission

June 14, 2011

We further note that the schedules in the Credit Agreement contain factual information presented as of June 16, 2010, which information is no longer accurate. We are concerned that filing the schedules at this time could potentially be confusing or misleading to investors.

Therefore, because the information contained in the omitted exhibits and schedules is immaterial to the needs of investors in evaluating our financial condition and results of operations, or this information is readily available in other portions of the Registration Statement, we do not believe that it is now necessary to re-file the Credit Agreement to include the omitted exhibits and schedules or to file a restated copy of the Credit Agreement.

Exhibit 5.1 — Opinion of Kirkland & Ellis LLP

28.	We note counsel’s statement, among others, that counsel does not express any opinion as to the applicability of, compliance with, or effect of public policy considerations that may limit the rights of parties to obtain “certain remedies” (see clause (iii) in the second paragraph of page two of the opinion). Please tell us supplementally why these matters are not already covered by the exceptions to the general principles of equity set forth in clause (ii) of the same paragraph. We may have additional comments upon review of your response.

Response:

The Staff has taken the position that certain provisions regarding indemnities or rights of contribution are against public policy and, therefore, are unenforceable. Counsel to the Company, therefore, as well as many other firms, excludes from its opinions the legality, validity, enforceability or binding effect as to such provisions. Counsel is not aware of any case law or statute on this point and, therefore, the exception to the general principles of equity is inapplicable. Additionally, the limitations set forth in paragraph (iii) are concepts that have been developed outside the principles of equity, through case law or, in some instances, by statute and, similarly, the exception to general principles of equity is inapplicable.

Pamela A. Long

Securities and Exchange Commission

June 14, 2011

If the event that you have any additional questions, please contact me directly at (630) 203-4093

Regards,

/s/ Michael B. Clauer
Michael B. Clauer
Executive Vice President and Chief Financial Officer
BWAY Parent Company, Inc.

Exhibit A

Exxon Supplemental Letter

[see attached]

June 14, 2011

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Attn: Pamela A. Long

Re:	BWAY Parent Company, Inc.
Registration Statement on Form S-4
File No. 333-173712

Ladies and Gentlemen:

Reference is made to the registration statement of BWAY Parent Company, Inc. (the “Company”) on Form S-4 (File No. 333-173712), as amended (the “Registration Statement”), relating to the proposed exchange of up to $158,382,811 aggregate principal amount of newly issued 10.125%/10.875% Senior PIK Toggle Notes due 2015, registered under the Securities Act of 1933, as amended. of the Company (the “Exchange Notes”) for a like principal amount of the Company’s issued and outstanding unregistered 10.125%/10.875% Senior PIK Toggle Notes due 2015 (the “Outstanding Notes” and collectively with the Exchange Notes, the “Notes”), pursuant to the terms of a Registration Rights Agreement, dated June 16, 2010 (as amended), which the Company entered into with the initial purchasers of the Outstanding Notes in connection with the Company’s offering of the Outstanding Notes. The Exchange Notes also include an additional $83,535,556 aggregate principal amount of 10.125%/10.875% Senior PIK Toggle Notes due 2015 which may be issued by the Company as PIK Interest (as defined in the indenture governing the Outstanding Notes) on the Notes. The Outstanding Notes include $8,382,811 of 10.125%/10.875% Senior PIK Toggle Notes due 2015 which were issued on May 2, 2011 as PIK Interest.

Please be advised that the Company is registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Company hereby represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer, by means of the exchange offer prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person

(i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Company represents that with respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes issued in the exchange offer. The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

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If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Carol Anne Huff of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2163.

Sincerely,

BWAY Parent Company, Inc.

By:	/s/ Jeffrey M. O’Connell
Name:	Jeffrey M. O’Connell
Title:	VP, Treasurer & Secretary

cc:	Carol Anne Huff, Esq.
Kirkland & Ellis LLP

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